Exhibit 99.1

SIERRA METALS INC.

Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017

(unaudited)

1 | Page

November 9, 2017

Management’s Responsibility for Financial Reporting

Management is responsible for the preparation of the unaudited condensed interim consolidated financial statements. These consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”).

The Board of Directors of the Company is responsible for ensuring that Management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed of three members. The committee meets various times during the year and at least once per year with the external auditors, with and without Management being present, to review the financial statements and to discuss audit and internal control related matters.

The Audit Committee of the Board of Directors approved the Company’s unaudited condensed interim consolidated financial statements.

“Igor Gonzales”	“Ed Guimaraes”
Igor Gonzales	Ed Guimaraes
President and Chief Executive Officer	Chief Financial Officer

2 | Page

Sierra Metals Inc.
Condensed Interim Consolidated Statements of Financial Position
As at September 30, 2017 and December 31, 2016
(In thousands of United States dollars, unaudited)

	Note	September 30, 2017	December 31, 2016
		$	$
ASSETS

Current assets:
Cash and cash equivalents		28,607	42,145
Trade and other receivables	4	28,194	17,854
Income tax receivable		330	281
Prepaid expenses		1,895	873
Inventories	5	19,652	21,309
		78,678	82,462

Non-current assets:
Property, plant and equipment	6	260,997	281,828
Other assets		-	234
Deferred income tax		930	288
Total assets		340,605	364,812

LIABILITIES

Current liabilities:
Accounts payable and accrued liabilities	7	32,411	29,828
Income taxes payable		8,125	2,357
Deferred revenue	9	-	4,904
Loans payable	8	28,765	29,378
Decommissioning liability		2,735	1,910
Other liabilities		6,875	4,509
		78,911	72,886

Non-current liabilities:
Loans payable	8	39,772	49,304
Deferred income tax		30,801	43,569
Decommissioning liability		11,548	11,942
Other liabilities		1,396	1,149
Total liabilities		162,428	178,850

EQUITY
Share capital	10	229,969	228,326
Accumulated deficit		(90,239)	(80,775)
Other reserves		12,307	12,717
Equity attributable to owners of the Company		152,037	160,268
Non-controlling interest	11	26,140	25,694
Total equity		178,177	185,962

Total liabilities and equity		340,605	364,812

Contingencies (note 16), Distribution of Cautivo Mining Inc. shares (note 17)

Approved on behalf of the Board and authorized for issue on November 9, 2017:

“Alberto Arias”	“Doug Cater”
Alberto Arias	Doug Cater
Chairman of the Board	Chairman Audit Committee

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

3 | Page

Sierra Metals Inc.
Condensed Interim Consolidated Statements of Income (Loss)
For the three and nine months ended September 30, 2017 and 2016
(In thousands of United States dollars, except per share amounts, unaudited)

		Three Months Ended September 30,		Nine Months Ended September 30,
		2017	2016	2017	2016
	Note	$	$	$	$

Revenue		50,859	40,757	153,948	101,355

Cost of sales
Mining costs	12	(25,506)	(19,857)	(73,852)	(60,835)
Depletion, depreciation and amortization	12	(17,224)	(9,921)	(50,363)	(30,050)
		(42,730)	(29,778)	(124,215)	(90,885)

Gross profit from mining operations		8,129	10,979	29,733	10,470

General and administrative expenses		(3,654)	(3,818)	(11,684)	(10,168)
Selling expenses		(1,707)	(1,819)	(5,600)	(5,246)
Exploration and evaluation expenditures		(480)	(166)	(1,251)	(733)
Other operating expenses		-	119	-	-
Income (loss) from operations		2,288	5,295	11,198	(5,677)

Other income		(712)	204	(223)	756
Foreign currency exchange gain (loss)		(384)	204	(2,974)	775
Interest expense and other finance costs		(874)	(1,335)	(2,779)	(3,950)
Loss on spin out of Plexmar net assets	17	(4,412)	-	(4,412)	-
Income (loss) before income taxes		(4,094)	4,368	810	(8,096)

Income tax (expense) recovery:
Current tax expense		(5,591)	(3,779)	(17,823)	(5,056)
Deferred tax recovery		3,675	1,459	12,434	5,641
		(1,916)	(2,320)	(5,389)	585

Net income (loss)		(6,010)	2,048	(4,579)	(7,511)

Net income (loss) attributable to:
Shareholders of the Company		(6,523)	1,367	(6,763)	(7,189)
Non-controlling interests		513	681	2,184	(322)
		(6,010)	2,048	(4,579)	(7,511)

Weighted average shares outstanding (000s)
Basic		162,679	161,896	162,528	161,896
Diluted		162,679	161,896	162,528	161,896

Basic earnings (loss) per share		(0.04)	0.01	(0.04)	(0.04)
Diluted earnings (loss) per share		(0.04)	0.01	(0.04)	(0.04)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

4 | Page

Sierra Metals Inc.
Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
For the three and nine months ended September 30, 2017 and 2016
(In thousands of United States dollars, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$

Net income (loss)	(6,010)	2,048	(4,579)	(7,511)

Other comprehensive income (loss)
Items that may be subsequently classified to net income (loss):
Currency translation adjustments on foreign operations	1,057	148	588	1,183
Total comprehensive income (loss)	(4,953)	2,196	(3,991)	(6,328)

Total comprehensive income (loss) attributable to shareholders	(5,466)	1,515	(6,175)	(6,006)
Non-controlling interests	513	681	2,184	(322)
Total comprehensive income (loss) attributable to shareholders	(4,953)	2,196	(3,991)	(6,328)

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

5 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Changes in Equity

For the nine months ended September 30, 2017 and 2016

(In thousands of United States dollars, unaudited)

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2017	162,073,293	228,326	12,718	(80,776)	160,268	25,694	185,962

Exercise of RSUs	606,138	1,643	(1,643)	-	-	-	-
Share-based compensation expense	-	-	644	-	644	-	644
Dividends paid to non-controlling interest	-	-	-	-	-	(1,738)	(1,738)
Non-cash dividend distribution of Plexmar net assets	-	-	-	(2,700)	(2,700)	-	(2,700)
Total comprehensive income (loss)	-	-	588	(6,763)	(6,175)	2,184	(3,991)
Balance at September 30, 2017	162,679,431	229,969	12,307	(90,239)	152,037	26,140	178,177

	Common Shares		Other	Retained earnings	Total attributable	Non-controlling	Total
	Shares	Amounts	reserves	(accumulated deficit)	to shareholders	Interest	shareholders' equity
		$	$	$	$	$	$
Balance at January 1, 2016	161,746,240	227,969	11,471	(68,511)	170,929	26,645	197,574

Exercise of RSUs	193,719	152	(152)	-	-	-	-
Share-based compensation expense	-	-	455	-	455	-	455
Dividends paid to non-controlling interest	-	-	-	-	-	(495)	(495)
Total comprehensive income (loss)	-	-	1,183	(7,189)	(6,006)	(322)	(6,328)
Balance at September 30, 2016	161,939,959	228,121	12,957	(75,700)	165,378	25,828	191,206

The accompanying notes are an integral part of the condensed interim consolidated financial statements.

6 | Page

Sierra Metals Inc.

Condensed Interim Consolidated Statements of Cash Flows

For the three and nine months ended September 30, 2017 and 2016
(In thousands of United States dollars, unaudited)

		Three Months Ended September 30		Nine Months Ended September 30,
	Note	2017	2016	2017	2016
		$	$	$	$
Cash flows from operating activities
Net income (loss) from operations		(6,010)	2,048	(4,579)	(7,511)
Adjustments for:
Items not affecting cash:
Depletion, depreciation and amortization		17,112	10,538	50,330	30,410
Share-based compensation		189	252	644	455
Interest expense and other finance costs		874	1,335	2,779	3,950
Loss on spin out of Plexmar net assets		4,412	-	4,412	-
Non-cash dividend distribution of Plexmar net assets		2,700	-	2,700	-
Current income tax expense		5,591	3,779	17,823	5,056
Deferred income tax recovery		(3,675)	(1,459)	(12,434)	(5,641)
Unrealized foreign currency exchange gain (loss)		625	377	298	1,387
Operating cash flows before movements in working capital		21,818	16,870	61,973	28,106
Net changes in non-cash working capital items	15	(4,128)	(913)	(10,164)	(5,300)
Decomissioning liabilities settled		(165)	(134)	(592)	(279)
Income taxes paid		(3,845)	-	(11,819)	(2,534)
Cash generated from operating activities		13,680	15,823	39,398	19,993

Cash flows from investing activities
Capital expenditures		(18,705)	(6,673)	(38,313)	(18,203)
Cash used in investing activities		(18,705)	(6,673)	(38,313)	(18,203)

Cash flows from (used in) financing activities
Proceeds from issuance of notes payable	8	11,000	-	14,750	3,750
Proceeds from issuance of loans and credit facilities	8	15,000	-	15,000	20,000
Repayment of loans and credit facilities	8	(23,230)	(2,091)	(41,057)	(16,723)
Loans interest paid	8	(299)	(1,318)	(1,869)	(2,985)
Dividends paid to non-controlling interest		-	(495)	(1,738)	(495)
Restricted cash	4	-	1,584	-	(3,069)
Cash from (used in) financing activities		2,471	(2,320)	(14,914)	478

Effect of foreign exchange rate changes on cash and cash equivalents		40	(228)	291	(204)

Increase (decrease) in cash and cash equivalents		(2,514)	6,602	(13,538)	2,064
Cash and cash equivalents, beginning of period		31,121	20,564	42,145	25,102
Cash and cash equivalents, end of period		28,607	27,166	28,607	27,166

Supplemental cash flow information	15

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

7 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

1	Description of business and nature of operations

Sierra Metals Inc. (“Sierra Metals” or the “Company”) was incorporated under the Canada Business Corporations Act on April 11, 1996, and is a Canadian and Peruvian listed mining company focused on the production, exploration and development of precious and base metals in Peru and Mexico. The Company’s key priorities are to generate strong cash flows and to maximize shareholder value.

The Company’s shares are listed on the TSX, NYSE American Exchange, and the Bolsa de Valores de Lima (“BVL”) and its registered office is 79 Wellington St W, Suite 2100, Toronto, Ontario, M5K 1H1, Canada.

The Company owns an 81.84% interest in the polymetallic Yauricocha Mine in Peru and a 100% interest in the Bolivar and Cusi Mines in Mexico. In addition to its producing mines, the Company also owns various exploration projects in Mexico and Peru.

2	Significant accounting policies

The significant accounting policies used in the preparation of these condensed interim consolidated financial statements are as follows:

(a)	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2016. The Company’s significant accounting policies were presented in note 2 to the consolidated financial statements for the year ended December 31, 2016, and have been consistently applied in the preparation of these condensed interim consolidated financial statements. These condensed interim consolidated financial statements were authorized for issuance by the Board of Directors on November 9, 2017.

(b)	Basis of consolidation

These condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries, which are entities controlled by the Company. Control exists when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are consolidated from the date that control commences until the date that control ceases.

Non-controlling interests represent equity interests in subsidiaries owned by outside parties. Changes in the parent company’s ownership interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

8 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

2	Significant accounting policies (continued)

The principal subsidiaries of the Company and their geographical locations as at September 30, 2017 are as follows:

Name of the subsidiary	Ownership interest	Location

Dia Bras EXMIN Resources Inc.	100%	Canada
Sociedad Minera Corona, S. A. (“Corona”) [1]	81.84%	Perú
Dia Bras Peru, S. A. C. (“Dia Bras Peru”) [1]	100%	Perú
Dia Bras Mexicana, S. A. de C. V. (“Dia Bras Mexicana”)	100%	México
Servicios de Minería de la Sierra, S. A. de C. V.	100%	México
Bolívar Administradores, S. A. de C. V.	100%	México
Exploraciones Mineras Dia Bras, S. A. de C. V.	100%	México
EXMIN, S. A. de C. V.	100%	México

1The Company, through its wholly owned subsidiary Dia Bras Peru, holds an 81.84% interest in Corona, which represents 92.33% of the voting shares. The Company consolidates Corona's financial results and records a non-controlling interest for the 18.16% that it does not own.

3	Adoption of new accounting standards and future accounting changes

Future accounting changes

The following standards and amendments to existing standards have been published and are mandatory for annual periods beginning January 1, 2018, or later periods:

IFRS 9, Financial Instruments: Recognition and measurement (“IFRS 9”)

The IASB issued its completed version of IFRS 9, Financial Instruments (“IFRS 9”) in July 2014. The completed standard provides revised guidance on the recognition and measurement of financial assets and liabilities. It also introduces a new expected credit loss model for calculating impairment for financial assets and liabilities. The new hedging guidance that was issued in November 2013 is incorporated into this new final standard.

This final version of IFRS 9 will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard and does not foresee a material impact upon adopting this standard.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15, was issued in May 2014, which covers principles for reporting the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the extent of the impact of the adoption of this standard and does not foresee a material impact upon adopting this standard.

9 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

3	Adoption of new accounting standards and future accounting changes (continued)

IFRS 16, Leases (“IFRS 16”)

In January 2016, the IASB issued this standard which is effective for periods beginning on or after January 1, 2019, which replaces the current guidance in IAS 17, Leases, and is to be applied either retrospectively or a modified retrospective approach. Early adoption is permitted, but only in conjunction with IFRS 15, Revenue from Contracts with Customers. Under IAS 17, lessees were required to make a distinction between a finance lease (on balance sheet) and an operating lease (off balance sheet). IFRS 16 now requires lessees to recognize a lease liability reflective of future lease payments and a “right-of-use asset” for virtually all lease contracts. The Company has not yet determined the effect of adoption of IFRS 16 on its consolidated financial statements.

Adoption of new accounting standards

Amendments to IAS 7, Statements of Cash Flows (“IAS 7”)

The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes. The amendments apply prospectively for annual periods beginning on or after January 1, 2017, with earlier application permitted. The Company has determined that there is no impact from adopting the amendments to IAS 7 on its consolidated financial statements.

10 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

4	Trade and other receivables

	September 30,	December 31,
	2017	2016
	$	$
Trade receivables	19,581	12,840
Sales tax receivables	6,643	4,617
Other receivables	1,970	397
	28,194	17,854

The Company did not hold any collateral for any receivable amounts outstanding at September 30, 2017 or December 31, 2016.

5	Inventories

	September 30,	December 31,
	2017	2016
	$	$

Stockpiles	2,269	1,585
Concentrates	3,459	6,647
Supplies and spare parts	13,924	13,077
	19,652	21,309

Cost of sales are comprised of production costs of sales and depletion, depreciation and amortization, and represent the cost of inventories recognized as an expense for the three and nine month periods ended September 30, 2017 and 2016, respectively. During the three and nine months ended September 30, 2017, the Company wrote down stockpile and concentrate inventory to its NRV, recording a charge of $Nil and $1,125, respectively (2016- $462 and $1,365).

11 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

6	Property, plant and equipment

Cost	Plant and equipment	Mining properties	Assets under construction	Exploration and evaluation expenditure	Total $

Balance as of January 1, 2016	192,566	418,334	23,873	38,911	673,684

Additions	4,130	6,490	8,649	6,600	25,869
Disposals	(325)	-	-	-	(325)
Foreign exchange revaluation	-	-	-	(158)	(158)
Transfers	6,316	379	(6,316)	(379)	-
Balance as of December 31, 2016	202,687	425,203	26,206	44,974	699,070

Additions	7,773	5,550	12,728	12,752	38,803
Disposals	(1,082)	-	-	(9,352)	(10,434)
Transfers	10,283	-	(10,283)	-	-
Balance as of September 30, 2017	219,661	430,753	28,651	48,374	727,439

Balance as of January 1, 2016	106,436	252,381	-	13,041	371,858

Depletion, depreciation and amortization	15,818	29,616	-	-	45,434
Disposals	(50)	-	-	-	(50)
Balance as of December 31, 2016	122,204	281,997	-	13,041	417,242

Depletion, depreciation and amortization	16,686	33,382	-	-	50,068
Disposals	(868)	-	-	-	(868)
Balance as of September 30, 2017	138,022	315,379	-	13,041	466,442

Net Book Value - September 30, 2017	81,639	115,374	28,651	35,333	260,997
Net Book Value - December 31, 2016	80,483	143,206	26,206	31,933	281,828
Net Book Value - December 31, 2015	86,130	165,953	23,873	25,870	301,826

7	Accounts payable and accrued liabilities

	September 30,	December 31,
	2017	2016
	$	$

Trade payables	19,443	18,428
Other payables and accrued liabilities	12,968	11,400
	32,411	29,828

All accounts payable and accrued liabilities are expected to be settled within 12 months.

12 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable

	September 30,	December 31,
	2017	2016
	$	$

Current

Acquisition loan with Banco de Credito del Peru (a)	5,802	5,784
Operating loan with Banco de Credito del Peru (b)	6,314	6,211
Revolving credit facility with Banco de Credito del Peru (c)	15,000	-
Notes payable to Scotiabank and Interbank in Peru (d)	-	14,750
Other credit facilities (e)	-	1,179
Loan with FIFOMI (f)	1,649	1,454
	28,765	29,378

Non-current

Acquisition loan with Banco de Credito del Peru (a)	36,012	40,036
Operating loan with Banco de Credito del Peru (b)	1,562	6,238
Loan with FIFOMI (f)	2,198	3,030
	39,772	49,304

Total loans payable	68,537	78,682

(a)	Corona Acquisition Loan with Banco de Credito del Peru S.A. (“BCP”)

On May 24, 2011, the Company’s wholly owned subsidiary Dia Bras Peru entered into a loan agreement with BCP amounting to $150,000. After deducting financing costs of $3,750, the net proceeds were $146,250. The proceeds from this loan were used to fund a portion of the purchase consideration for the acquisition of the Company’s 81.84% interest in Corona in Peru. The loan was repayable over 5 years ending on May 24, 2016 and carried interest at a rate of LIBOR plus 4.5% per annum, payable quarterly in arrears.

On August 7, 2015, Dia Bras Peru signed an amended agreement with BCP for the then outstanding debt balance of $48,000. The most significant amendments to the agreement were:

•	The remaining $48,000 due on the facility was split into 2 tranches

•	Tranche 1, in the amount of $24,000 has quarterly principal repayments of $1,500 beginning in November 2016 and ending in August 2020

•	Tranche 2, in the amount of $24,000 has no quarterly principal repayments and to be repaid in full in August 2020

•	One year principal repayment grace period

•	Reduced Interest rate equal to 3.65% plus 3M LIBOR vs previous rate of 4.15% plus 3M LIBOR

•	Term of the Facility extended for 5 Years

These amendments did not trigger the de-recognition rules under IAS 39 - Financial Instruments.

Principal repayments totalling $4,500 have been made for the nine months ended September 30, 2017 (2016 - $Nil).

13 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable (continued)

The loan is recorded at amortized cost and is being accreted to face value over 5 years using an effective interest rate of 4.71%. An amortization expense related to the transaction costs for $171 has been recorded for the nine months ended September 30, 2017 (2016 - $257). Interest payments totalling $1,614 have been made for the nine months ended September 30, 2017 (2016 - $1,565).

The loan with BCP is secured by a pledge over Dia Bras Peru’s interest in Corona voting shares and is guaranteed by the Company. The Company is in compliance with all financial covenants as at September 30, 2017.

(b)	Corona Operating Loan with BCP

On October 17, 2013, the Company’s subsidiary Corona, in which the Company has an interest of 81.84%, entered into a credit facility with the BCP for up to $60,000. The credit facility is for a 5 year term and the funds can be drawn within the first 3 years in tranches of up to $40,000 during the first year, up to $30,000 during the second year and up to $20,000 during the third year. The loan bears interest of LIBOR plus 4.5% and the loan principal and interest are payable in quarterly installments over the term of the loan with the first payment due 15 months after the closing of the credit facility. The loan is guaranteed by the collection rights and future cash flows generated from the sale of ore concentrates and other products. The loan contains certain financial covenants, events of default and other provisions which are customary for a transaction of this nature. These covenants include maintaining an equity balance at the Corona level higher than $30 million, maintaining a Debt Service Coverage ratio higher than 1.1x, and maintaining a Net Financial Debt/EBITDA ratio lower than 2.0x.

The Company is in compliance with all financial covenants as at September 30, 2017.

On June 29, 2016, $5,000 was drawn from this facility bearing an interest rate of three months LIBOR plus 4.5%.

Principal repayments totalling $4,688 have been made for the nine months ended September 30, 2017 (2016 – $2,183). Interest payments totalling $555 have been made for the nine months ended September 30, 2017 (2016 – $542).

(c)	DBP Credit Facility with BCP

On August 9, 2017, the Company’s subsidiary DBP, entered into a credit facility with the BCP for up to $15,000. The credit facility is for a 1 year term and is being used to fund short term working capital requirements. On August 9, 2017, the Company drew $8,000 from this facility at an interest rate of LIBOR plus 0.95%. On August 31, 2017, the Company drew the remaining $7,000 from this facility at an interest rate of LIBOR plus 1.05%. The credit facility will be repaid in full on the anniversary date of August 9th, while interest payments must be made quarterly. The credit facility is guaranteed by the common shares of DBP’s subsidiary Sociedad Minera Corona.

14 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

8	Loans payable (continued)

(d)	Corona Notes payable with Scotiabank and Interbank Peru

In order to fund its short term working capital needs, Corona repaid and drew down the following notes payable:

•	On May 6, 2016 a $15,000 revolving credit facility with Scotiabank was obtained. The credit facility bears an interest rate of three month LIBOR plus 1.90%.

•	On February 8, 2017, $3,750 was drawn from a revolving credit facility from Interbank Peru, bearing interest of three month LIBOR plus 1.90%, which matured on August 7, 2017.

During the nine months ended September 30, 2017 the Company repaid all of the notes payable amounts previously outstanding from the Scotiabank and Interbank facilities.

(e)	Other credit facilities

•	Pre-Export Finance Facility (“the Pre-Export Finance Facility”): On March 2, 2016, Dia Bras Mexicana (“DBM”) entered into a $4,000 Pre-Export Finance Facility with METAGRI S.A de C.V (“METAGRI”), to whom DBM sells all of its lead concentrate. The $4,000 facility was drawn down on March 2, 2016 and bore interest of 5.0% plus 1 year LIBOR.

Repayment took place against deliveries of lead concentrate for the period of April 2016 up to and including June 2017. METAGRI deducted seven hundred dollars per dry metric ton of material from the purchase price payable to DBM in the provisional payment for each dry metric ton of the material delivered to METAGRI under the sales contract, subject to a minimum monthly deduction of two hundred and seventy thousand dollars (“the minimum monthly deduction”) plus the accrued interest. If DBM failed to deliver the material during any month from April 2016 until and including June 2017, and/or the value of the material during any month is lower than the minimum monthly deduction plus the accrued interest, DBM would have repaid METAGRI the short-fall within two business days after METAGRI’s written notice.

The deductions were made until such time as the Pre-Export Finance Facility had been fully amortized and the interest had been fully serviced. DBM had agreed that METAGRI could set-off any final payment deferred under the sales contract against any outstanding Pre-Export Finance Facility or interest to ensure full amortization of the principal and service the interest.

During the nine month period ended September 30, 2017, DBM made repayments totaling $1,178 (2016 - $1,876).

(f)	FIFOMI loan

•	During January 2015, the Company’s Mexican Subsidiary, Dia Bras Mexicana S.A. de C.V, received a loan of MXP$120 million from Nacional Financiera, Sociedad Fiduciaria del Fideicomiso de Fomento Minero (“FIFOMI”) to be used for working capital purposes and capital expenditures, specifically the expansion of the Piedras Verdes Plant.

On February 2, 2015, DBM drew MXP$120 million (US$7,995). After deducting transaction costs of US$124, net proceeds were US$7,871.

Monthly principal repayments have taken place over four years beginning in January 2016 at an interest rate of TIIE + 3%. Interest payments began in February 2015 and during the nine months ended September 30, 2017, DBM has made interest payments of $284 (MXP$5,361) (2016 – $257). Principal payments of $1,191 (MXP$22,500) (2016 - $1,034) have been made during the nine months ended September 30, 2017.

15 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

9	Deferred revenue

During December 2016 the Company received a payment of $4,904 for copper concentrate stockpiled at the Piedras Verdes Plant which was awaiting a new filter in order to further process and dry the concentrate. The Company entered into an agreement with their customer, Trafigura Mexico S.A. de C.V. (“Trafigura”) who agreed to pay for the concentrate in advance with certain stipulations. The Company had to pay interest to Trafigura on the advance payment at the LIBOR 3-month rate plus 3% from the date the advance payment was made to the date when the first provisional payment for the product was otherwise due. The 4,100 DMT of copper concentrate stockpiled had to be delivered according to the following schedule: 705 DMT during January 2017, 1,200 DMT during February 2017, 1,200 DMT during March 2017 and 950 DMT during April 2017. Since the copper concentrate inventory was not shipped to Trafigura during 2016, and the advance payment was received during 2016, as per the terms of the agreement and holding certificate granted, the payment was recorded as deferred revenue. The amount has been subsequently drawn down as the concentrate was shipped to Trafigura, which resulted in revenues being recognized in the first four months of 2017. Interest was accrued according with the terms of the agreement and was paid in full during the first four months of 2017,

10	Share capital and share-based payments

(a)	Authorized capital

The Company has an unlimited amount of authorized common shares with no par value.

(b)	Stock options

The changes in stock options outstanding during the nine months ended September 30, 2017 and the year ended December 31, 2016 was as follows:

	September 30,		December 31,
	2017		2016
	Number of options	Weighted average exercise price C$	Number of options	Weighted average exercise price C$

Outstanding, beginning of period	-	-	7,116	3.40
Granted	-	-	-	-
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	(7,116)	3.40
Outstanding, end of period	-	-	-	-

Exercisable, end of period	-	-	-	-

16 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

10	Share capital and share-based payments (continued)

(c)	Restricted share units (“RSUs”)

The changes in RSU’s issued during the nine months ended September 30, 2017 and the year ended December 31, 2016 was as follows:

	Number of RSUs
	September 30,	December 31,
	2017	2016
Outstanding, beginning of period	1,771,877	874,788
Granted	1,126,254	1,278,753
Exercised	(606,138)	(327,053)
Forfeited	(842,346)	(54,611)
Outstanding, end of period	1,449,647	1,771,877

On June 29, 2012, the Company’s shareholders approved the RSU plan, whereby RSUs may be granted to directors, officers, consultants or employees at the discretion of the Board of Directors. The RSU plan provides for the issuance of common shares from treasury upon the exercise of vested RSUs at no additional consideration. The current maximum number of common shares authorized for issue under the RSU plan is 8,000,000. The RSUs have vesting conditions determined by the Board of Directors.

During the nine months ended September 30, 2017, the Company granted one tranche of RSU’s totalling 1,126,254 which had a fair value of C$3.67 based on the closing share price at grant date. RSUs exercised during the nine months ended September 30, 2017 had a weighted average fair value of C$3.61 (2016 – C$1.52). As at September 30, 2017, the weighted average fair value of the RSUs outstanding is C$2.30 (2016 – C$1.51).

17 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

11	Non-controlling interest

Set out below is the summarized financial information of our subsidiary Corona which has a material non-controlling interest (note 2(b)). The information below is before intercompany eliminations and after fair value adjustments on acquisition of the entity.

Summarized balance sheet

	September 30,	December 31,
	2017	2016
	$	$
Current
Assets	70,689	62,731
Liabilities	(38,795)	(42,147)
Total current net assets	31,894	20,584

Non-current
Assets	153,879	180,196
Liabilities	(41,337)	(58,801)
Total non-current net assets	112,542	121,395
Net assets	144,436	141,979

Summarized income statement

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$

Revenue	39,566	29,532	115,926	65,441
Income (loss) before income tax	4,673	6,023	17,234	(2,520)
Income tax recovery (expense)	(1,851)	(2,274)	(5,212)	746
Total income (loss)	2,822	3,749	12,022	(1,774)
Total income (loss) attributable to non-controlling interests	513	681	2,184	(332)
Dividends paid to non-controlling interests	-	495	(1,738)	495

Summarized cash flows

	For the three months ended September 30,		For the nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$

Cash flows from operating activities
Cash generated from operating activities	18,844	13,774	58,247	20,110
Net changes in non cash working capital items	118	(3,380)	(3,001)	(7,132)
Decomissioning liabilities settled	(165)	(94)	(592)	(178)
Income taxes paid	(3,845)	(271)	(11,819)	(2,534)
Net cash generated from operating activities	14,952	10,029	42,835	10,266
Net cash used in investing activities	(4,760)	(3,206)	(13,467)	(7,379)
Net cash from (used in) financing activities	(15,328)	(3,823)	(41,769)	2,670
Effect of foreign exchange rate changes on cash and cash equivalents	(2)	(125)	10	(55)
Increase (decrease) in cash and cash equivalents	(5,138)	2,875	(12,391)	5,502
Cash and cash equivalents, beginning of year	29,624	24,445	36,877	21,818
Cash and cash equivalents, end of period	24,486	27,320	24,486	27,320

18 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

12	Expenses by nature

Mining costs include mine production costs, milling and transport costs, royalty expenses, site administration costs but not the primary mine development costs which are capitalized and depreciated over the specific useful life or reserves related to that development and ore included in depreciation and amortization. The mining costs for the three and nine months ended September 30, 2017 and 2016 relate to the Yauricocha, Bolivar and Cusi Mines.

(a)	Mining costs

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Employee compensation and benefits	6,039	4,550	17,080	12,641
Third party and contractors costs	11,244	4,157	30,908	21,424
Depreciation	17,224	9,921	50,363	30,050
Consumables	6,876	8,206	20,067	20,850
Other	1,347	2,944	5,797	5,920
	42,730	29,778	124,215	90,885

13	Segment reporting

The Company primarily manages its business on the basis of the geographical location of its operating mines. The Company’s operating segments are based on the reports reviewed by the senior management group that are used to make strategic decisions. The Chief Executive Officer considers the business from a geographic perspective considering the performance of the Company’s business units. The corporate division only earns income that is considered to be incidental to the activities of the Company and thus it does not meet the definition of an operating segment; as such it has been included within “other reconciling items.”

The reporting segments identified are the following:

•	Peru – Yauricocha Mine

•	Mexico – Bolivar and Cusi Mines

The following is a summary of the reported amounts of net income (loss) and the carrying amounts of assets and liabilities by operating segment:

19 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

13	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2017	$	$		$	$

Revenue	115,926	32,970	5,052	-	153,948

Production cost of sales	(49,099)	(20,297)	(4,456)	-	(73,852)
Depletion of mineral property	(28,727)	(2,426)	(528)	-	(31,681)
Depreciation and amortization of property, plant and equipment	(11,356)	(6,007)	(1,319)	-	(18,682)
Cost of sales	(89,182)	(28,730)	(6,303)	-	(124,215)

Gross profit (loss) from mining operations	26,744	4,240	(1,251)	-	29,733

Income (loss) from operations	17,601	(454)	(2,620)	(3,329)	11,198
Loss on spin out of Plexmar net assets	-	-	-	(4,412)	(4,412)
Interest expense and other finance costs	(2,415)	-	(364)	-	(2,779)
Other income (expense)	289	(463)	(45)	(4)	(223)
Foreign currency exchange loss	(235)	(1,083)	(322)	(1,334)	(2,974)
Income (loss) before income tax	15,240	(2,000)	(3,351)	(9,079)	810

Income tax expense	(5,211)	(146)	(32)	-	(5,389)

Net income (loss) from operations	10,029	(2,146)	(3,383)	(9,079)	(4,579)

September 30, 2017	Peru	Mexico		Canada

Total assets	210,102	128,796		1,707	340,605
Non-current assets	154,018	107,821		88	261,927
Total liabilities	137,073	24,099		1,256	162,428

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2017	$	$		$	$

Revenue	39,566	10,057	1,236	-	50,859

Production cost of sales	(17,448)	(6,607)	(1,451)	-	(25,506)
Depletion of mineral property	(8,666)	(693)	(147)	-	(9,506)
Depreciation and amortization of property, plant and equipment	(5,302)	(1,923)	(493)	-	(7,718)
Cost of sales	(31,416)	(9,223)	(2,091)	-	(42,730)

Gross profit from mining operations	8,150	834	(855)	-	8,129

Income (loss) from operations	5,180	107	(1,447)	(1,552)	2,288
Loss on spin out of Plexmar net assets	-	-	-	(4,412)	(4,412)
Interest expense and other finance costs	(768)	-	(106)	-	(874)
Other income	(455)	(254)	-	(3)	(712)
Foreign currency exchange gain (loss)	(36)	493	108	(949)	(384)
Income (loss) before income tax	3,921	346	(1,445)	(6,916)	(4,094)

Income tax (expense) recovery	(1,850)	(54)	(12)	-	(1,916)

Net income (loss) from operations	2,071	292	(1,457)	(6,916)	(6,010)

20 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

13	Segment reporting (continued)

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Nine months ended September 30, 2016	$	$		$	$

Revenue	65,441	26,030	9,884	-	101,355

Production cost of sales	(38,843)	(18,033)	(3,959)	-	(60,835)
Depletion of mineral property	(15,993)	(2,595)	(570)	-	(19,158)
Depreciation and amortization of property, plant and equipment	(4,590)	(5,168)	(1,134)	-	(10,892)
Cost of sales	(59,426)	(25,796)	(5,663)	-	(90,885)

Gross profit from mining operations	6,015	234	4,221	-	10,470

Income (loss) from operations	(1,148)	(4,733)	3,129	(2,925)	(5,677)
Impairment charges	-	-		-	-
Interest expense and other finance costs	(3,497)	-	(453)	-	(3,950)
Other income	205	453	96	2	756
Foreign currency exchange gain (loss)	(104)	1,334	248	(703)	775
Income (loss) before income tax	(4,544)	(2,946)	3,020	(3,626)	(8,096)

Income tax (expense) recovery	747	(133)	(29)	-	585

Net income (loss) from operations	(3,797)	(3,079)	2,991	(3,626)	(7,511)

September 30, 2016	Peru	Mexico		Canada

Total assets	240,913	117,355		9,610	367,878
Non-current assets	188,375	96,406		8,258	293,039
Total liabilities	148,296	26,538		1,838	176,672
Total liabilities	151,168	23,696		569	175,433

	Peru	Mexico	Mexico	Canada
	Yauricocha Mine	Bolivar Mine	Cusi Mine	Corporate	Total
Three months ended September 30, 2016	$	$		$	$

Revenue	29,532	8,610	2,615	-	40,757

Production cost of sales	(13,427)	(5,272)	(1,158)	-	(19,857)
Depletion of mineral property	(5,237)	(630)	(139)	-	(6,006)
Depreciation and amortization of property, plant and equipment	(1,771)	(1,758)	(386)	-	(3,915)
Cost of sales	(20,435)	(7,660)	(1,683)	-	(29,778)

Gross profit from mining operations	9,097	950	932	-	10,979

Income (loss) from operations	6,642	(513)	871	(1,705)	5,295
Impairment charges	-	-		-	-
Interest expense and other finance costs	(1,195)	-	(140)	-	(1,335)
Other income	132	75	(3)	-	204
Foreign currency exchange gain (loss)	(152)	270	14	72	204
Income (loss) before income tax	5,427	(168)	742	(1,633)	4,368

Income tax (expense) recovery	(2,272)	(33)	(15)	-	(2,320)

Net income (loss) from operations	3,155	(201)	727	(1,633)	2,048

21 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

13	Segment reporting (continued)

For the nine months ended September 30, 2017, 75% of the revenues ($115,926) were from two customers based in Peru and the remaining 25% of the revenues ($38,022) were from two customers based in Mexico. In Peru, the two customers accounted for 69% and 31% of the revenues. In Mexico, the two customers accounted for 86% and 14% of the revenues.

For the nine months ended September 30, 2016, 65% of the revenues ($65,441) were from two customers based in Peru and the remaining 35% of the revenues ($35,914) were from two customers based in Mexico. In Peru, the two customers accounted for 53% and 47% of the revenues. In Mexico, the two customers accounted for 72% and 28% of the revenues.

As at September 30, 2017, the trade receivable balance of $19,581 includes amounts outstanding of $3,052 and $16,529 from two customers in Mexico and two customers in Peru, respectively.

14	Financial instruments and financial risk management

The Company’s financial instruments include cash and cash equivalents, trade receivables, financial assets, accounts payable and loans payable.

(a)	Fair value of financial instruments

As at September 30, 2017 and December 31, 2016, the fair value of the financial instruments approximates their carrying value.

(b)	Fair value hierarchy

Financial instruments carried at fair value are categorized based on a three level valuation hierarchy that reflects the significance of inputs used in making the fair value measurements as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

The Company’s metal concentrate sales are subject to provisional pricing with the selling prices adjusted at the end of the quotational period. The Company’s trade receivables are marked-to-market at each reporting period based on quoted forward prices for which there exists an active commodity market.

Level 3 – inputs for the asset or liability that are not based on observable market data.

At September 30, 2017 and December 31, 2016, the levels in the fair value hierarchy into which the Company’s financial assets and liabilities are measured and recognized on the Consolidated Statement of Financial Position are categorized as follows:

	September 30, 2017				December 31, 2016
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Recurring measurements	$	$	$	$	$	$	$	$
Trade receivables (1)	-	19,581	-	19,581	-	12,840	-	12,840
	-	19,581	-	19,581	-	12,840	-	12,840

(1)Trade receivables exclude sales and income tax receivables.

There were no transfers between level 1 and level 2 during the nine months ended September 30, 2017 and 2016.

22 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

15	Supplemental cash flow information

Changes in working capital

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	$	$	$	$
Trade and other receivables	(924)	(2,526)	(10,340)	(5,794)
Financial and other assets	(1,152)	356	(1,022)	504
Income tax receivable	(14)	1,046	(49)	(17)
Inventories	(1,092)	(3,002)	1,657	(3,393)
Accounts payable and accrued liabilities	(2,413)	3,463	2,274	3,396
Income taxes payable	(37)	(529)	(236)	(672)
Other liabilities	1,504	279	(2,448)	676
	(4,128)	(913)	(10,164)	(5,300)

During the nine months ended September 30, 2017, the non-cash changes in liabilities arising from financing activities were $55 relating to $34 of foreign exchange losses on translating the FIFOMI loan from Mexican Pesos to US dollars, and $21 of amortization of transaction costs on the BCP loans.

23 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

16	Contingencies

The Company and its subsidiaries have been named as defendants in certain actions incurred in the normal course of business. In all cases the Company and its subsidiaries will continue to vigorously defend the actions and an accrual has been made in the consolidated financial statements for matters that are probable and can be reliably estimated.

The contingencies outstanding associated with our Mexican subsidiaries are as follows:

a)	In October 2009, Polo y Ron Minerals, S.A. de C.V. (“P&R”) sued the Company and one of its subsidiaries, Dia Bras Mexicana S.A. de C.V. P&R claimed damages for the cancellation of an option agreement (the “Option Agreement”) regarding the San Jose properties in Chihuahua, Mexico (the “San Jose Properties”). The Company believes that it has complied with all of its obligations pertaining to the Option Agreement. In October 2011, the 8th Civil Court of the Judicial District of Morelos in Chihuahua issued a resolution that absolved the Company from the claims brought against it by P&R on the basis that P&R did not provide evidence to support any of its claims. P&R appealed this resolution to the State Court, which overruled the previous resolution and ordered the Company to: (i) transfer to P&R 17 mining concessions from the Company’s Bolivar project, including the mining concessions where both mine operations and mineral reserves estimates are located; and (ii) pay $422,674 to P&R. In February 2013, a Federal Court in the State of Chihuahua granted the Company a temporary suspension of the adverse resolution issued by the State Court of Chihuahua, Mexico. On February 12, 2016 The Second Federal Collegiate Court of Civil and Labor Matters, of the Seventeenth circuit in the State of Chihuahua, ("the Federal Court") issued a new judgment ruling that the State Court lacked jurisdiction to rule on issues concerning mining titles, and that no previous rulings by the State Court against the Company shall stand. They ordered the cancellation of the previous adverse resolution by the state Court. The Company will continue to vigorously defend this claim. Sierra Metals continues to believe that the original claim is without merit.

b)	In 2009, a personal action was filed in Mexico against DBM by an individual, Ambrosio Bencomo Muñoz as administrator of the intestate succession of Ambrosio Bencomo Casavantes y Jesus Jose Bencomo Muñoz, claiming the annulment and revocation of the purchase agreement of two mining concessions, Bolívar III and IV between Minera Senda de Plata S.A. de C.V. and Ambrosio Bencomo Casavantes, and with this, the nullity of purchase agreement between DBM and Minera Senda de Plata S.A. de C.V. In June 2011, the Sixth Civil Court of Chihuahua, Mexico, ruled that the claim was unfounded and dismissed the case, the plaintiff appealed to the State Court. The process is in the appealing court. The Company will continue to vigorously defend this action and is confident that the claim is of no merit.

17	Distribution of Cautivo Mining Inc. Shares

On August 8, 2017, the Company announced the completion of the previously announced distribution of Cautivo Mining Inc.’s (“Cautivo”) common shares, issuance of rights pursuant to Cautivo’s rights offering, and listing of the Cautivo Shares and the Rights on the Canadian Securities Exchange (the “CSE”).

The distribution was completed by distributing to holders of Sierra common shares (other than ineligible holders) of record on July 26, 2017 all of the issued and outstanding Cautivo Shares, being 3,253,588 Cautivo Shares, as a return of capital, reducing Sierra’s shareholdings in Cautivo from 100% to nil. The Cautivo Shares were distributed pursuant to a spin-off by Sierra and Sierra did not receive any proceeds from the distribution. Immediately following this distribution, Cautivo issued 11,904,641 Rights pursuant to the Rights Offering, whereby holders of Sierra common shares received 3.6589638 Rights for every Sierra common share held. For every whole Right held, a holder is entitled to subscribe for one Cautivo Share at a price of C$0.84 per share at any time from August 8, 2017 to August 29, 2017.

24 | Page

Sierra Metals Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the three and nine months ended September 30, 2017
(In thousands of United States dollars, unless otherwise stated, unaudited)

17	Distribution of Cautivo Mining Inc. Shares (continued)

Effective August 8, 2017, the Cautivo Shares and the Rights commenced trading on the CSE under the trading symbols “CAI” and “CAI.RT”, respectively.

On July 26, 2017, the company disposed of Plexmar Resources and Cautivo Mining Inc. to the shareholders of the company as a return of capital.

A total of 3,253,588 shares were issued, as well as rights to subscribe for up to 11,904,761 shares at $0.84 per share. As a result of this transaction the Company realized a non-cash loss on distribution of the net assets of Plexmar of $4,412 and distributed a non-cash dividend of $2,700 to shareholders relating to the fair value of the assets distributed.

25 | Page